SS 2/14/0

AB 2/27/06

RECEIVED FEB 0 8 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

06002109

[...]OMMISSION [...]49

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRadafield Securities INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503

(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN, C.P.A. NEW YORK (212) 966-1818

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN, CPA PLLC

(Name – *if individual, state last, first, middle name*)

56 ST. JAMES PLACE	NEW YORK	NEW YORK	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/06

OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2007

____
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 ST. JAMES PLACE
NEW YORK, N.Y. 10038
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Daniel K. Kwan, C.P.A.
New York, New York
February 6, 2006

TRADERFIELD SECURI[redacted] INC

Balance Sheet

For The Year ended December 31, 2005

Assets:

Cash			$	154,475
Accounts Receivable				27,503
Clearing Account Deposit				78,560
Furniture & Equipment	$	83,931		
Accumulated Depreciation		(83,260)		671
Other Assets				310
Total Assets			$	261,519

Liabilities And Shareholders' Equity:

Liabilities:				
Payroll Taxes Payable	$	935		
Commission Payable		1,830		
Total Liabilities			$	2,765
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares	$	100,000		
Retained Earnings		158,754		
Total Shareholders' Equity			$	258,754
Total Liabilities & Shareholder's Equity			$	261,519

TRADERFIELD SECURIT[redacted] INC.

Income Statement

For The Period of January 1, 2005 to December 31,2005

Income:				
Commission Income			$	468,163
Interest Income				4,496
Rebate & Service Income				112,863
Other Income				25,075
Gross profit			$	610,597
Expenses:				
Salaries & Commission Expense	$	205,684		
Commission to Other Brokers		82,997		
Clearing Agent Commission		87,547		
Postage		5,074		
Payroll Taxes		18,732		
Real Estate Taxes		9,986		
Rent		58,000		
Office Expenses		11,841		
Telephone		6,358		
Utilities		4,342		
Exchange Fees		11,102		
Entertainment		5,979		
Repairs & Maintenance		11,514		
Condo Maintenance Fee		7,481		
Insurance		39,261		
Professional Fee		4,100		
Travel Expense		3,265		
Depreciation Expense		6,025		
Subscriptions		1,687		
Misc. Expense		9,956		
Bank Charge		1,248		
Subscriptions to Market Programs		31,653		
Total Expenses			$	623,832
Net Loss			$	(13,235)

TRADERFIELD SECU[redacted]INC.

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:				
Net cash flow from operating activities (Sch. A)			$	6,359
Cash flows from investing activities:				
Cash paid to acquire equipment	$			
Net cash used by investing activities:				
Net increase (decrease) in cash			$	6,359
Cash and cash equivalents, beginning of year				226,676
Cash and cash equivalents, end of year			$	233,035

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income				$	(13,235)
ADD:	Depreciation Expenses	$	6,025		
	Decrease in Accounts Receivable		14,088		
	Subtotal			$	20,113
LESS:	Increase in Other Assets		275		
	Decrease in Accountis Payable		244		
	Subtotal				519
Net Cash flow from operating activities				$	6,359

TRADERFIELD SECURITIES, INC.
Computation of Basic Net Capital Requirement
For Year Ended December 31, 2005

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	184
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	247,493
LESS: Net Capital Requirement	$	50,000
Excess: Net Capital	$	197,493

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2005

Balance, Beginning	$	271,990
Net Income for the year	$	(13,236)
Balance, Ending	$	258,754

TRADERFIELD SECURITIES, INC.
Computation of Net Capital
For Year Ended December 31, 2005

Total Shareholders' Equity		$	258,754
Deduct:	Non-Allowable Assets		10,100
Net Capital before Haircuts on Securities Positions			248,654
Deduct:	Haircuts on Securities		1,161
Net Capital		$	247,493

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2005

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.